UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Senomyx, Inc., a Delaware corporation. The address of the principal executive offices of Senomyx is 4767 Nexus Centre Drive, San Diego, California 92121, and our telephone number is (858) 646-8300. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Senomyx” refer to Senomyx, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Senomyx, $0.001 par value per share (collectively, the “Shares”). As of September 24, 2018, there were (i) 48,989,475 Shares issued and outstanding, and (ii) 10,813,991 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Senomyx, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Our website is www.senomyx.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Firmenich Incorporated, a Delaware corporation (“Firmenich”), and (ii) Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Firmenich (“Merger Sub”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $1.50 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2018 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Firmenich, Merger Sub, and Senomyx. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Merger Sub will merge with and into Senomyx (the “Merger”), the separate existence of Merger Sub will cease and Senomyx will continue as the surviving corporation and a wholly owned subsidiary of Firmenich (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Senomyx stockholders. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Senomyx (including any held in Senomyx’s treasury) or by Firmenich or Merger Sub, or by any other direct or indirect wholly owned subsidiary of Firmenich, which Shares will be canceled and will cease to exist, or (ii) by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Share paid in the

1.

Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. Upon the Effective Time, Senomyx will cease to be a publicly traded company and will become wholly owned by Firmenich. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per Share under such Stock Option, less applicable withholding taxes. If the exercise price of any Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be cancelled for no consideration at the Effective Time.

The initial expiration date of the Offer is at 12:00 a.m., Eastern Time, on November 2, 2018 (one minute after 11:59 p.m., Eastern Time, on November 1, 2018), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office of each of Firmenich and Merger Sub is located at 250 Plainsboro Road, Plainsboro, New Jersey 08536 and the telephone number of each of Firmenich and Merger Sub is (609) 452-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Senomyx on Schedule 14A filed with the SEC on April 9, 2018 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Senomyx or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Firmenich, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between Senomyx and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our board of directors to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our board of directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. Our board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options in connection with the Merger;

2.

•	the receipt of payments and benefits by certain executive officers under individual employment and change in control agreements upon qualifying terminations of employment; and

•	the entitlement to indemnification benefits in favor of directors and officers of Senomyx.

For further information with respect to the arrangements between Senomyx and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Senomyx and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Transactions,” “Executive Compensation” and “Director Compensation for Fiscal 2017.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Senomyx who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Senomyx. As of September 24, 2018, the executive officers and directors of Senomyx beneficially owned, in the aggregate, 1,238,234 Shares (which, for clarity, excludes shares of capital stock of Senomyx issuable upon the exercise of outstanding Stock Options).

The following table sets forth (i) the number of Shares beneficially owned as of September 24, 2018, by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Senomyx issuable upon the exercise of Stock Options) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Cash Value of Shares Beneficially Owned
Executive Officers
John Poyhonen, President, Chief Executive Officer, and Director	219,762	(1)	$329,643
Dave Humphrey, Vice President, Chief Financial Officer	432,810	(2)	$649,215
Catherine C. Lee, Senior Vice President, General Counsel and Corporate Secretary	28,267		$42,401
Sharon Wicker, Senior Vice President and Chief Commercial Development Officer	131,607		$197,411

Directors
Kent Snyder, Chairman of the Board	414,288	(3)	$621,432
Stephen A. Block, Esq., Director	1,000		$1,500
Tom Erdmann, Director	500		$750
Mary Ann Gray, Ph.D., Director	10,000		$15,000
Daniel E. Stebbins, Director	—		$—
Christopher J. Twomey, Director	—		$—

All of our current directors and executive officers as a group (10 persons)	1,238,234		$1,857,351

(1)	Includes 100,092 Shares held by The Poyhonen Family Trust.
(2)	Includes 85,765 Shares held by Mr. Humphrey’s wife.
(3)	Includes 414,288 Shares held by The Snyder Family Trust.

3.

Treatment of Stock Options

Each of the Stock Options that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Stock Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to the vested portion of such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option. No holder of a Stock Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Stock Option before or after the Effective Time.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) as of September 24, 2018, (i) the aggregate number of Shares subject to such In-the-Money Options; (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (A) the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by (B) the number of Shares subject to such Stock Options.

Since August 5, 2018 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, and (ii) none of our executive officers or directors have sold Shares received upon exercise of Stock Options. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms.

	Vested In-the-Money Options			Unvested In-the-Money Options
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Unvested In-the- Money Options	Total Option Cash Spread Value
John Poyhonen	156,375	$1.02	$75,060	623,625	$1.04	$288,450	$363,510
Dave Humphrey	25,375	$0.92	$14,805	142,425	$1.00	$71,415	$86,220
Catherine C. Lee	64,407	$1.02	$30,915	255,843	$1.04	$118,350	$149,265
Sharon Wicker	48,713	$1.02	$23,382	214,287	$1.04	$98,865	$122,247
Kent Snyder	26,667	$1.01	$12,963	13,333	$1.36	$1,867	$14,830
Stephen A. Block	26,667	$1.01	$12,963	13,333	$1.36	$1,867	$14,830
Tom Erdmann	6,667	$1.11	$2,633	28,333	$1.06	$12,467	$15,100
Mary Ann Gray, Ph.D.	26,667	$1.01	$12,963	13,333	$1.36	$1,867	$14,830
Daniel E. Stebbins	26,667	$1.01	$12,963	13,333	$1.36	$1,867	$14,830
Christopher J. Twomey	26,667	$1.01	$12,963	13,333	$1.36	$1,867	$14,830

All of our current directors and executive officers as a group (10 persons)	434,872	$1.01	$211,610	1,331,178	$1.05	$598,882	$810,492

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

Our 2004 Employee Stock Purchase Plan, as amended in 2013 (the “ESPP”), allows all of our regular full-time employees, including our executive officers, to purchase shares of our common stock at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the relevant Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.

4.

The ESPP’s next scheduled Purchase Date under each ongoing Offering is February 28, 2019. Under the terms of the Merger Agreement, (i) no new Offering will be authorized or commence on or after the date of the Merger Agreement, (ii) the last day and final Purchase Date of each ongoing Offering under the ESPP, shall be the last business day prior to the Offer Acceptance Time, and (iii) the ESPP will terminate in its entirety as of the Offer Acceptance Time, contingent upon the Effective Time.

Employment Arrangements

We have entered into employment agreements and change in control agreements, as amended, with Messrs. Poyhonen and Humphrey and Mss. Lee and Wicker. The employment agreements set forth the applicable executive’s initial base salary and the terms of an initial stock option grant. Each of our executive officers is also entitled to certain severance and change in control benefits pursuant to the terms of his or her employment agreement and change in control agreement, as described below. The Transactions will constitute a change in control under these agreements. However, under the Merger Agreement, the vesting of all of the Company’s outstanding unvested Stock Options will be accelerated in connection with the Offer and the Merger, and any provisions in the agreements below related to the acceleration of the vesting of Stock Options in connection with a change in control will be superseded by the provisions of the Merger Agreement.

John Poyhonen.

Termination without cause. If we terminate his employment for any reason other than cause, Mr. Poyhonen will be entitled to one year’s salary from the date of termination.

Termination within 18 months following a change in control. If, during the period beginning one month before and ending 18 months following a change in control of our company, we terminate Mr. Poyhonen’s employment without cause or Mr. Poyhonen terminates his employment with good reason, Mr. Poyhonen’s Stock Options will immediately vest in full and he will be entitled to a lump sum payment equal to 150% of the sum of his base salary in effect on the date of termination and his last annual bonus received prior to the date of termination. He also will receive (i) reimbursement of his and his family’s COBRA premiums until the earliest of (a) 12 months from termination, (b) the expiration of continuation coverage under COBRA and (c) the date he becomes eligible for health insurance benefits with a subsequent employer and (ii) a three-month full-service outplacement benefit program through Lee Hecht Harrison, or reimbursement of up to $5,500 for outplacement services through an alternative vendor of Mr. Poyhonen’s choosing. These amounts will be reduced by any severance payments that are due to Mr. Poyhonen as a result of his involuntary termination without cause pursuant to the terms of his employment agreement.

These severance payments and benefits are subject to Mr. Poyhonen delivering a general release in favor of our company.

Sharon Wicker.

Termination without cause. If we terminate her employment for any reason other than cause, Ms. Wicker will be entitled to six months’ salary from the date of termination.

Termination within 18 months following a change in control. If, during the period beginning one month before and ending 18 months following a change in control of our company, we terminate Ms. Wicker’s employment without cause or Ms. Wicker terminates her employment with good reason, Ms. Wicker’s Stock Options will immediately vest in full and she will be entitled to a lump sum payment equal to 100% of the sum of her base salary in effect on the date of termination and her last annual bonus received prior to the date of termination. She also will receive (i) reimbursement of her and her family’s COBRA premiums until the earliest of (a) 12 months from termination, (b) the expiration of continuation coverage under COBRA and (c) the date she becomes eligible for health insurance benefits with a subsequent employer and (ii) a three-month full-service

5.

outplacement benefit program through Lee Hecht Harrison, or reimbursement of up to $5,500 for outplacement services through an alternative vendor of Ms. Wicker’s choosing. These amounts will be reduced by any severance payments that are due to Ms. Wicker as a result of her involuntary termination without cause pursuant to the terms of her employment agreement.

These severance payments and benefits are subject to Ms. Wicker delivering a general release in favor of our company.

Catherine C. Lee.

Termination within 18 months following a change in control. If, during the period beginning one month before and ending 18 months following a change in control of our company, we terminate Ms. Lee’s employment without cause or Ms. Lee terminates her employment with good reason, Ms. Lee’s Stock Options will immediately vest in full and she will be entitled to a lump sum payment equal to 100% of the sum of her base salary in effect on the date of termination and her last annual bonus received prior to the date of termination. She also will receive (i) reimbursement of her and her family’s COBRA premiums until the earliest of (a) 12 months from termination, (b) the expiration of continuation coverage under COBRA and (c) the date she becomes eligible for health insurance benefits with a subsequent employer and (ii) a three-month full-service outplacement benefit program through Lee Hecht Harrison, or reimbursement of up to $5,500 for outplacement services through an alternative vendor of Ms. Lee’s choosing.

These severance payments and benefits are subject to Ms. Lee delivering a general release in favor of our company.

Dave Humphrey.

Termination within 18 months following a change in control. If, during the period beginning one month before and ending 18 months following a change in control of our company, we terminate Mr. Humphrey’s employment without cause or Mr. Humphrey terminates his employment with good reason, Mr. Humphrey’s Stock Options will immediately vest in full and he will be entitled to a lump sum payment equal to 75% of the sum of his base salary in effect on the date of termination and his last annual bonus received prior to the date of termination. He also will receive (i) reimbursement of his and his family’s COBRA premiums until the earliest of (a) 12 months from termination, (b) the expiration of continuation coverage under COBRA and (c) the date he becomes eligible for health insurance benefits with a subsequent employer and (ii) a three-month full-service outplacement benefit program through Lee Hecht Harrison, or reimbursement of up to $5,500 for outplacement services through an alternative vendor of Mr. Humphrey’s choosing.

These severance payments and benefits are subject to Mr. Humphrey delivering a general release in favor of our company.

For an estimate of the value of the payments and benefits described above that would be payable to each of our named executive officers under their employment agreements in connection with a qualifying termination following the Merger, see “—Golden Parachute Compensation” below.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

6.

The table below assumes that (1) the Effective Time will occur on November 2, 2018; (2) the employment of each named executive officer will be terminated at the Effective Time in a manner entitling the named executive officer to receive severance payments and benefits under their respective employment agreements; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of September 24, 2018; (4) no named executive officer receives any additional equity grants or exercises any Stock Options on or prior to the Effective Time; and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Senomyx and its Executive Officers, Directors and Affiliates.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or any amounts associated with equity awards that vested, pursuant to their terms, on or prior to the Effective Time; or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name(1)	Cash ($) (2)	Equity ($) (3)	Perquisites/ Benefits ($) (4)	Total ($)
John Poyhonen	$1,288,793	$288,450	$23,324	$1,600,567
Dave Humphrey	$258,215	$71,415	$30,080	$359,710
Catherine C. Lee	$498,050	$118,350	$13,045	$629,445
Sharon Wicker	$544,557	$98,865	$23,324	$666,746

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure was required in that proxy statement with respect to Antony E. Rogers, our former Senior Vice President and Chief Financial Officer, Mr. Rogers resigned from employment with Senomyx effective as of July 28, 2017 and will not receive any compensation that is based on or otherwise relates to the Transactions.

(2)

The amount listed in this column represents the pre-tax value of the severance payments (salary payment and a bonus payment) that would be paid pursuant to a qualifying termination of employment under each named executive officer’s employment agreement as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits.” For Mr. Poyhonen, the amount equals 150% of the sum of his current base salary and his last annual bonus received prior to the date of termination. For Ms. Lee and Ms. Wicker, the amount equals 100% of the sum of each’s current base salary and each’s last annual bonus received prior to the date of termination. For Mr. Humphrey, the amount equals 75% of the sum of his current base salary and his last annual bonus received prior to the date of termination.

(3)

The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options held as of September 24, 2018, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the table above under “—Treatment of Stock Options.” With respect to unvested Stock Options, this amount represents the value of the cash payable in respect to such Stock Options, calculated on a pre-tax basis as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per Share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options.

(4)

The amounts listed in this column represents the pre-tax value of the reimbursement of health care premiums and outplacement services which would be due pursuant to a qualifying termination of employment under the respective employment agreements as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger benefits” in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.

7.

Employee Benefits

Under the Merger Agreement, Firmenich has agreed that for a period of one year following the Effective Time, Firmenich will provide, or cause to be provided, to each employee of Senomyx, including the executive officers, who is employed by Senomyx as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one-year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to Effective Time, and commission opportunities and benefits (including severance benefits and other employee benefits) that are substantially comparable in the aggregate to the commission opportunities and benefits (including severance benefits and other employee benefits) provided to such Continuing Employee immediately prior to Effective Time.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Senomyx and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Senomyx, on the one hand, and Firmenich, Merger Sub, any of their affiliates or Senomyx, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Senomyx entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Firmenich or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Non-employee members of our board of directors receive cash and equity compensation under the terms of our non-employee director compensation policy, which is applicable to all of our non-employee directors. This compensation policy provides that each director who is not an employee or officer will receive the following compensation for service on our board of directors:

•	a $40,000 annual retainer for service as a member of our board of directors;

•	an additional annual retainer of $30,000 for the chairman of our board of directors;

•	an additional annual retainer of $20,000 for the lead independent director;

•	a $10,000 supplemental annual retainer for service as a member of our audit committee;

•	a $22,000 supplemental annual retainer for service as chair of our audit committee;

•	a $7,500 supplemental annual retainer for service on our compensation committee;

•	a $15,000 supplemental annual retainer for service as the chair of our compensation committee;

•	a $5,000 supplemental annual retainer for service on our corporate governance and nominating committee;

•	a $10,000 supplemental annual retainer for service as the chair of our corporate governance and nominating committee;

8.

•	an initial grant of 30,000 options to purchase Shares, which vests in 36 equal monthly installments; and

•	an annual grant of 20,000 options to purchase Shares, which vests in 12 equal monthly installments.

Outstanding equity awards held by our non-employee directors will vest and settle in connection with the Merger, as described above under “—Treatment of Stock Options.”

Indemnification of Directors and Officers; Insurance

Senomyx has entered into indemnity agreements (collectively, the “Indemnification Agreements”) with certain of its directors and executive officers that require Senomyx to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Senomyx or any of its affiliated enterprises, provided that Senomyx will not be required to indemnify such person if, among other things, such person’s conduct was knowingly fraudulent or constituted willful misconduct, constituted a breach of such person’s duty of loyalty to Senomyx, resulted in such person’s personal profit or advantage to which such person was not legally entitled, or if the indemnification would otherwise not be lawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.1 to the Registration Statement on Form S-1/A filed by Senomyx on June 9, 2004 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Senomyx for their acts and omissions occurring prior to the Effective Time, as provided in Senomyx’s organizational documents and as provided in specified indemnification agreements between Senomyx and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Firmenich and the Surviving Corporation shall, pursuant to the Merger Agreement, to the fullest extent permitted by applicable law, indemnify and hold harmless each of Senomyx’s former and present officers and directors in his or her capacity as an officer or director of Senomyx against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Senomyx in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Senomyx at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Firmenich must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Senomyx as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Senomyx (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu maintaining such existing policy, we or Firmenich may purchase a six-year “tail” policy for the Senomyx policy in effect as of the date of the Merger Agreement, subject to specified limitations.

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Section 16 Matters

The Merger Agreement provides that we, and our board of directors, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Stock Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of our board of directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Senomyx or any of its affiliates and any of the officers, directors or employees of Senomyx that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Merger Sub and Firmenich and their Affiliates.

Merger Agreement

On September 16, 2018, Senomyx, Firmenich and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements) and the description of the conditions to the Offer contained in Section 13 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Senomyx in Senomyx’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on October 4, 2018 are incorporated herein by reference, and are not intended to provide any other factual information about Senomyx, Firmenich, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Senomyx to Firmenich in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Senomyx at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Senomyx in Senomyx’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Senomyx’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Senomyx, Firmenich, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Senomyx’s other public filings.

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Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, the current directors and named executive officers of Senomyx entered into a Tender and Support Agreement dated as of September 16, 2018 (the “Tender and Support Agreement”) with Firmenich and Merger Sub, pursuant to which, among other things, each such stockholder agreed, among other things, to tender Shares (totaling, in the aggregate, approximately 2.52% of the outstanding Shares as of September 16, 2018) to Merger Sub in the Offer, and, subject to certain exceptions, not to transfer their Shares that are subject to the Tender and Support Agreement. This summary and description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Confidentiality Agreement

On April 13, 2018, Firmenich SA and Senomyx entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which each party agreed on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Firmenich SA and Senomyx. The Confidentiality Agreement includes (i) an employee non-solicitation provision for the benefit of Senomyx that expires one year following the date of the Confidentiality Agreement and (ii) a standstill provision for the benefit of Senomyx that expires one year following the date of the Confidentiality Agreement and terminated upon Senomyx’s entry into a definitive agreement with respect to a transaction involving all or a controlling portion of its equity securities or all or substantially all of its assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise) and permitted Firmenich SA to privately and confidentially approach our management during the standstill period. This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(32) hereto and incorporated herein by reference.

Collaborative Research, Development, Commercialization And License Agreements

The Company and Firmenich are parties to several royalty-based collaboration agreements, pursuant to which Firmenich has the following rights:

•	Exclusive worldwide rights to market S2383, the Company’s sucralose modifier, in all food and beverage product categories.

•	Non-exclusive worldwide rights to commercialize the Company’s S6973 sucrose modifier for virtually all food and specified beverage categories.

•	Non-exclusive worldwide rights to commercialize the Company’s S9632 sucrose modifier in virtually all food categories and selected beverages.

•	Non-exclusive worldwide rights for a specified period to commercialize the Company’s Sweetmyx S617 sucrose sweet taste modifier in virtually all food categories, and selected beverages.

•

Exclusive worldwide rights to S2227 and Coolmyx CL19, the Company’s novel cooling ingredients, for use in all product categories. Firmenich has commercialized S2227 in confection and oral care products.

Pursuant to the foregoing agreements, the Company received aggregate revenue of $1.6 million (25% of the Company’s total revenues ), $13.5 million (46% of the Company’s total revenues) and $6.7 million (29% of the Company’s total revenues) from Firmenich for the first six months of 2018, 2017 and 2016, respectively.

In addition to the collaborative agreements, the Company has a commercialization and license agreement with Firmenich regarding the Company’s S2383 and S8475 sucralose modifier.

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In December 2007, Senomyx and Firmenich SA entered into a Collaborative Research, Development, Commercialization and License Agreement (the “Cool Agreement”) to work for a three-year collaborative period to discover and develop novel flavor ingredients that may be used by Firmenich SA on an exclusive basis worldwide to impart a cool taste in flavor systems. In November 2010, the Cool Agreement was amended to extend the collaborative period until December 2012. In December 2012, the Cool Agreement was amended to extend the collaborative period until June 2013, which marked the end of the collaborative period. Under the Cool Agreement, Firmenich SA agreed to pay research fees and specified payments upon the achievement of milestones. Firmenich SA also agreed to reimburse Senomyx for a portion of the costs associated with the development and regulatory approval process of flavor ingredients that it selects for development, as well as a portion of certain expenses that Senomyx incurs related to the research program. In addition, following the receipt of regulatory approval in 2014 of a discovered flavor ingredient, Senomyx is entitled to minimum periodic royalties and royalties on sales of products containing the discovered flavor ingredient until the expiration of relevant patents. In November 2017, the Cool Agreement was amended to grant Firmenich SA an exclusive license to an additional approved flavor ingredient and related analogs, and to expand the licensed product categories to include all applications in the flavor, oral care and consumer product markets. In addition, the November 2017 amendment suspended Firmenich SA’s royalty obligations from 2018 through 2020, such royalty obligations shall resume on January 1, 2021. In exchange for the exclusive license, expansion of rights and suspension of royalty obligations, Senomyx received a nonrefundable cash payment of $10.0 million in November 2017. The Cool Agreement was amended and restated in February 2018. Under the Cool Agreement, as amended, through December 31, 2017, Senomyx has received $19.5 million in research and development funding, cost reimbursements, milestones, license fees and royalty payments. Senomyx is entitled to receive royalties on future net sales of products containing a discovered flavor ingredient beginning in 2021 until the expiration of relevant patents. This summary and description of the Cool Agreement is qualified in its entirety by reference to the Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018, which is included as Exhibit 10.31 to the Annual Report on Form 10-K/A filed by Senomyx on August 15, 2018 and incorporated herein by reference.

In November 2008, the Company entered into a second collaboration agreement with Firmenich for S2383 and S8475, the Company’s novel modifier of the high intensity sweetener sucralose. Under the agreement, Firmenich agreed to make royalty payments to the Company based on sales of S2383 and S8475 when it is sold on either a stand-alone basis or within a flavor system. The Company has received royalty payments under this collaboration.

On July 28, 2009, Senomyx and Firmenich SA entered into a Collaborative Research, Development, Commercialization and License Agreement (the “Sweet Agreement”) to work for a minimum two-year collaborative period to discover novel flavor ingredients intended to modify the sweet taste of sucrose, fructose or various forms of rebaudioside. The Sweet Agreement included three consecutive options of one year each that could further extend the collaborative research funding period. The Sweet Agreement was subsequently amended in October 2009, pursuant to which Firmenich SA agreed to pay a license fee, payable in three installments, research and development fees and specified payments upon the achievement of milestones. In the event of commercialization, Senomyx is entitled to receive royalties on future sales of products containing a discovered flavor ingredient. In October 2010, the Sweet Agreement was further amended to include, among other things, commercial development of S6973, Senomyx’s novel sucrose modifier, for specific beverage applications. The October 2010 amendment also converted Firmenich SA’s license for use of S6973 in powdered beverages from co-exclusive to exclusive and granted Firmenich SA an exclusive right to commercialize any compound that it selects for development for use in confectionary food products. In return, under the terms of the October 2010 amendment, Senomyx received an additional license fee, and incremental milestone payments and minimum annual royalties. In November 2010, Firmenich SA exercised its option to expand the companies’ agreement to include the discovery, development, and worldwide commercialization of natural flavor ingredients that modify the taste of sucrose, fructose, and various forms of rebaudioside. In consideration of the expansion of the agreement, Firmenich SA paid Senomyx additional research funding as well as milestones, minimum annual royalties, and royalties on sales of natural sweet enhancers developed under the collaboration. In April 2013, the

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Sweet Agreement was amended and restated to extend the collaborative research period through July 2016, subject to limited termination rights. Firmenich SA paid an additional non-refundable license fee of $5 million, of which $4 million was paid in 2013 and the remaining $1 million was paid at the end of the research period. Firmenich SA also paid approximately $13 million in research funding over the three-year extension period from July 2013 through July 2016. Firmenich SA continues to have obligations for other milestone payments, cost reimbursements and royalty payments under an increased royalty rate structure based upon Firmenich SA sales of flavor ingredients developed under the collaboration. In connection with Sweet Agreement, as amended, Senomyx recognized development revenues of $0.3 million, $3.7 million and $6.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Through December 31, 2017, Senomyx has received $58.6 million in license fees, research and development funding and cost reimbursements and milestones. This summary and description of the Sweet Agreement is qualified in its entirety by reference to the Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013, which is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Senomyx on August 1, 2013 and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On September 16, 2018, our board of directors unanimously (a) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Senomyx and its stockholders, (b) approved the execution, delivery and performance by Senomyx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of Senomyx accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our board of directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

We discover and develop novel flavor ingredients and natural high intensity sweeteners that allow food and beverage companies to create better-for-you products. The Senomyx board and senior management regularly review and evaluate Senomyx’s performance, prospects and long-term strategic plans, including potential product development and other strategic opportunities to enhance value for our stockholders.

On October 25, 2016, PepsiCo informed us that it would not be proceeding with a national launch of the reformulated version of Mug Root Beer® containing Sweetmyx S617. In light of this development, we were unable to proceed with a planned public offering. In order to meet our financial needs, in December 2016, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) pursuant to which we had the right to sell to LPC up to $14,000,000 of our Shares over the next 24 months (the “Purchase Agreement”).

In June 2017, as part of an effort to monetize our assets, we began a process to explore the sale of certain Cool program assets, including Coolmyx® CL19. On June 15, 2017, we entered into an engagement agreement with Conexus Capital Advisors, Inc. (“Conexus”) in connection with the exploration of the sale of these assets based upon their knowledge of the flavor ingredient industry, experience, reputation and familiarity with companies in the industry including Firmenich. As part of this process we reached out to 12 potential counterparties, and received bids and entered into in-depth negotiations with Firmenich and Company A.

Concurrent with this process, beginning in July 2017, we were also negotiating a strategic partnership with a party other than Firmenich, which involved a research and development collaboration for our natural sweet program and natural umami program, a collaboration with respect to developing a strain to produce siratose through fermentation, an exclusive distribution arrangement with respect to siratose and an equity financing component (the “Proposed Strategic Partnership”).

On October 22, 2017, Firmenich sent a letter to our board making an unsolicited nonbinding proposal to acquire us for $1.10 per Share in cash.

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On October 24, 2017, we held a telephonic board meeting, with representatives of Cooley LLP (“Cooley”) present, to discuss the proposal. The board discussed the Firmenich offer in detail and directed management to provide it with updated financial models taking into account the proposed offer.

On October 27, 2017, we had a telephonic board meeting, with representatives of Cooley present, to review the financial models requested by the board to assist it in evaluating Firmenich’s October 22 offer. At the meeting, a representative of Cooley reviewed the fiduciary duties of directors in connection with the consideration of the unsolicited offer. Members of management presented a financial analysis to the board, which, among other things, took into account the value of future Firmenich royalty streams to which Senomyx was entitled. The board concluded that the Firmenich offer was not adequate. Following this meeting, at the direction of the board, John Poyhonen, Senomyx’s president and chief executive officer, contacted Gilbert Ghostine, chief executive officer of Firmenich, to communicate the board’s rejection of the offer.

On October 29, 2017, Firmenich provided a revised proposal by email to acquire Senomyx for $1.20 per Share in cash. Mr. Poyhonen informed the board by email of the revised offer and noted that the revised price would be deemed inadequate based upon the financial analysis presented to our board at its prior meeting. On October 31, 2017, based on the board’s guidance, Mr. Poyhonen contacted Mr. Ghostine to reject the revised offer and Senomyx continued to work to finalize the Proposed Strategic Partnership.

On November 2, 2017, Mr. Ghostine informed Mr. Poyhonen that Firmenich would be willing to continue to discuss the acquisition of Senomyx’s Cool program assets.

On November 6 and 7, 2017, Mr. Poyhonen and a representative of Conexus met with representatives of Firmenich in New York City to discuss a potential acquisition of our Cool program assets by Firmenich. There were several subsequent telephonic discussions between representatives of Senomyx, Firmenich and Conexus in the following days prior to reaching agreement.

On November 13, 2017, in connection with the process initiated for the sale of Cool program assets, we entered into an amendment to our Cool program collaboration agreement with Firmenich, which is further described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Merger Sub and Firmenich and their Affiliates—Collaborative Research, Development, Commercialization and License Agreements” above.

On November 14, 2017, we provided written notice that we were terminating the LPC Purchase Agreement because we believed the value of the facility was limited in light of the terms and conditions of the Purchase Agreement, including restrictions that limited the quantity of our Shares that could be issued at one time. At the time of this termination we had issued two million of our Shares pursuant to the Purchase Agreement at an average issuance price per Share of $1.04, for total cash proceeds of $2.1 million.

In early February 2018, the party we were negotiating with on the Proposed Strategic Partnership informed us that it had decided not to go forward with the Proposed Strategic Partnership.

On February 15, 2018, we held a regularly scheduled board meeting, at which representatives of our senior management, Cooley and Needham & Company, LLC (“Needham & Company”) were present, during which management updated the board about the termination of the partnership discussions. In light of these developments, the board and management discussed updating our long-range plan and reviewing strategic opportunities. Needham & Company was invited to join the meeting based upon Needham & Company’s experience and reputation and familiarity with Senomyx, based in part on our relationship with them from our initial public offering, 2010 public offering and subsequent 2016 failed public offering. Representatives from Needham & Company presented a proposal to conduct a strategic review for the consideration of strategic alternatives for Senomyx. The board considered the engagement of Needham & Company and Conexus in connection with the same, based on prior experiences with each of these advisors, and noted that Conexus does

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not render fairness opinions but could serve as an advisor given its industry expertise. The board determined that it was in the best interest of Senomyx and its stockholders to explore potential strategic alternatives and authorized management to negotiate and finalize engagement letters with Needham & Company and Conexus in connection with such strategic review.

On March 6, 2018, because of our existing collaboration and relationship with Firmenich and the prior interest it had expressed in acquiring Senomyx, Mr. Poyhonen contacted Mr. Ghostine to inform him that Senomyx would be publicly announcing and launching a review of its strategic alternatives, and to inquire about whether Firmenich had any interest in participating in the strategic review process.

On March 7, 2018, we entered into an engagement agreement with Needham & Company.

On March 8, 2018, we issued a press release announcing our fourth quarter and fiscal year 2017 results and that we had engaged an advisor to pursue a range of strategic alternatives to further enhance stockholder value. The closing price per Share on March 8, 2018, prior to the announcement, was $1.16.

On March 19, 2018, we entered into an engagement agreement with Conexus.

On March 20, 2018, we issued a press release announcing the engagement of Needham & Company and Conexus to evaluate a range of potential strategic alternatives, including the potential sale of Senomyx, with the goal of enhancing stockholder value. The closing price per Share on March 19, 2018 was $1.03.

On March 22, 2018, representatives of Piper Jaffray & Co. (“Piper Jaffray”), Firmenich’s financial advisor, contacted Needham & Company to discuss the strategic process and expected timeline.

In addition to publicly announcing the strategic process, starting in April 2018, representatives of Needham & Company, Conexus and Senomyx began reaching out to 24 qualified potential counterparties that were identified and evaluated by Senomyx management and its financial advisors and selected because of Senomyx’s potential strategic fit and the counterparties’ financial capability. Eight of the parties, including Company A and Company B, were parties we had previously contacted in connection with the sale of our Cool program assets. We did not contact four parties involved in the process for the sale of our Cool program assets because they were deemed not qualified. No potential financial buyers were contacted because management and its advisors concluded that the profile of Senomyx was inconsistent with targets typically pursued by financial buyers due to our operating losses and negative cash flow, as well as a limited opportunity for future cost savings because significant expense reduction plans had already been implemented in recent years.

On April 5, 2018, a representative of Conexus contacted a representative of Company C to inquire about its interest in participating in the strategic review process. Following this discussion, a form of confidentiality agreement was provided and the parties discussed potential dates for a management presentation. We entered into a confidentiality agreement with Company C on April 17, 2018. The confidentiality agreement included a standstill provision that did not have a fall-away provision but permitted Company C to privately and confidentially approach our management during the standstill period.

On April 13, 2018, we entered into a confidentiality agreement with Firmenich. The confidentiality agreement included a standstill provision but the standstill terminated upon Senomyx entering into a definitive agreement with respect to a transaction involving all or a controlling portion of its equity securities or all or substantially all of the its assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise) and permitted Firmenich to privately and confidentially approach our management during the standstill period.

On April 18, 2018, Tom Erdmann, a member of the Senomyx board, reached out to a contact at Company D to make an introduction to the Needham & Company team. That same day, we also entered into a confidentiality agreement with Company B. The confidentiality agreement included a standstill provision that did not have a

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fall-away provision but permitted Company B to privately and confidentially approach our management during the standstill period.

On April 20, 2018, we activated an electronic data room for the strategic review process (the “Data Room”) and granted access to each of Firmenich, Company B and Company C.

On April 24, 2018, there was a telephone call between representatives of Company D and Needham & Company to discuss the opportunity and the process and related timeline. We followed up by sending Company D additional information and a form of confidentiality agreement.

In April 2018, two of the parties contacted communicated to representatives of Conexus that they were declining to participate in the process.

On May 1, 2018, representatives of Needham & Company contacted Company E to discuss their interest in participating in the process and followed up by sending Company E a form of confidentiality agreement.

From May 1, 2018 to May 4, 2018, Senomyx held management presentations in San Diego for representatives from Firmenich, Company B and Company C.

On May 3, 2018, representatives of Piper Jaffray and Needham & Company had a call to discuss the strategic review process and timeline. Piper Jaffray emphasized Firmenich’s need to receive highly sensitive information regarding our intellectual property in order to complete its due diligence. On May 7, 2018, Firmenich followed up with Needham & Company to communicate its continued interest and reiterate its need to review the requested intellectual property information.

On May 7, 2018, Needham & Company sent a first round bid procedures letter to Firmenich, Company B and Company C. First round bid process letters were not sent to any other parties because we were not sufficiently advanced in the process with such other parties. The bid procedure letter solicited offers to purchase Senomyx as a whole, as well as to acquire specified assets, and it set a bid deadline of May 18, 2018. We also delivered a response to the information request that Company B made at its management presentation.

On May 8, 2018, we entered into a confidentiality agreement with Company D and granted it access to the Data Room. The confidentiality agreement included a standstill provision with a fall-away provision and permitted Company D to privately and confidentially approach our management during the standstill period. We also sent Company D a first round bid procedures letter.

On May 9, 2018, we entered into a confidentiality agreement with Company F, which had contacted us in May 2018 on an unsolicited basis as a result of the announcement of the strategic process. The confidentiality agreement did not include a standstill provision. On the same day, Needham & Company also received an additional information request from Firmenich. Representatives of Conexus and Needham & Company had a call with representatives of Company B to discuss the opportunity and provide information concerning potential cost reductions at Senomyx.

Representatives of Company C sent an email to Conexus on May 11, 2018 noting that its review of Senomyx to date was encouraging, but that it needed to have further internal discussion. Representatives of Company C, Conexus and Needham & Company had a call later that day to discuss further, and we followed up by forwarding requested information concerning potential cost reduction opportunities.

On May 14, 2018, we held a management presentation in San Diego for representatives of Company D. At the conclusion of the meeting, Company D communicated that its interest, if any, would be limited to siratose and potentially our other natural sweeteners.

On May 15, 2018, we entered into a confidentiality agreement with Company E and granted it access to the Data Room. The confidentiality agreement included a standstill provision with a fall-away

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provision and permitted Company E to privately and confidentially approach our management during the standstill period. Representatives of Needham & Company attempted to coordinate a date for a management presentation with Company E.

On May 16, 2018, Company B informed us by email that it had reviewed the opportunity and concluded it was no longer interested in acquiring Senomyx. Later that day, representatives of Conexus reached out to Company B to discuss whether it might be interested in acquiring selected assets of Senomyx. Conexus followed up on this discussion by email on May 17, 2018 to communicate that Senomyx would be willing to consider the sale of its Sweetmyx® FS22 asset.

On May 17, 2018, representatives of Needham & Company and Piper Jaffray had a call to discuss the status of Firmenich’s progress towards obtaining the requisite internal approvals to issue a proposal. That same day, Company C informed Conexus that it might have an interest in acquiring Senomyx, but at a price per share significantly lower than the then current trading price, and that it otherwise was not interested in acquiring the whole company. Company C indicated that it might be interested in acquiring Senomyx’s Bittermyx® BB68 flavor ingredient and potentially its Savorymyx® UM80 and UM33 umami flavor ingredients.

On May 18, 2018, the date that Senomyx had established as the first round bid deadline for any proposal, Firmenich delivered a first round non-binding proposal to acquire Senomyx for $1.40 per Share. The closing price per Share on this date was $1.42. The valuation of $1.40 per Share represented a 21% premium to the $1.16 per Share closing price on March 8, 2018, the last trading day before we publicly announced we had engaged financial advisors to pursue a range of strategic alternatives and a 36% premium to the closing price of $1.03 per Share on March 19, 2018, the last trading day before we publicly announced we had engaged Conexus and Needham & Company to pursue a range of strategic alternatives.

That same day Company B sent an email to Conexus indicating that it might be interested in acquiring Sweetmyx® FS22 and the Savorymyx® UM80 flavor ingredient. Company B, Company C and Company D did not provide a proposal on the first round bid deadline date.

As of the first round bid deadline of May 18, 2018, 19 of the 24 parties originally contacted in connection with the strategic review process had either declined to participate in or had not responded to our outreach.

On May 20, 2018, Company C submitted a request for additional information regarding Senomyx’s Bittermyx® BB68 and related assets.

On May 21, 2018, Company D contacted Needham & Company to reaffirm that it was not interested in acquiring all of Senomyx and inquiring whether Senomyx would consider a transaction involving a carve-out of siratose and possibly its other natural sweeteners. After consulting with management, Needham & Company responded that Senomyx would explore and evaluate all of its strategic options. Company D indicated that it would submit an information request.

Also on May 21, 2018, Conexus forwarded our response to Company C’s prior information request and indicated that it would be helpful for Company C to provide a proposal in advance of Senomyx’s May 24 board meeting.

On May 22, 2018, Company B contacted us to confirm that it was actively evaluating the specific assets the parties had previously discussed.

On May 23, 2018, Company E communicated that it was no longer interested in continuing in the process. On the same day, Company B contacted Conexus to inform them that their internal review of the assets it was considering would take six or more weeks to complete.

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On May 24, 2018, we held an in-person board meeting, with representatives of our senior management, Cooley and Needham & Company present, and Conexus attending telephonically, to discuss the status of the strategic review process. At the meeting a representative of Cooley reviewed the fiduciary duties of directors in connection with the consideration of strategic alternatives. A representative of Needham & Company reviewed the parties that were contacted and the status of parties still in the process, including the nature of such parties’ interest. The representative indicated that only one party, Firmenich, had submitted a proposal for the purchase of the entire company and that three parties, Company B, Company C and Company D, appeared to have interest in one or more assets and were expected to submit proposals. The representative of Needham & Company presented Needham & Company’s preliminary financial analyses in connection with assessing the offer received from Firmenich, as well as a preliminary assessment of including contingent value rights to reflect the potential long-term value and uncertainty associated with the siratose and active pharmaceutical ingredient (“API”) bitter blocker programs. Our board directed our management and financial advisors to continue to pursue to explore all potential strategic alternatives. The board also directed the representative of Needham & Company to communicate to Firmenich that its offer of $1.40 per Share was inadequate.

Also on May 24, 2018, Company D submitted an information request with respect to siratose. On the same day, Company C communicated to Conexus that it remained interested in acquiring Senomyx at below the then current market value and that it was interested in acquiring our bitter blocker assets at a value of $1-2 million dollars and that it might also be interested in acquiring our Savorymyx® UM80 asset at a low value.

On May 26, 2018, Company A emailed a technical information request regarding siratose to Conexus.

On May 28, 2018, Conexus reached out to Company B to inform it that Senomyx would entertain bids on the assets Company B was evaluating and encouraged Company B to continue its work. That same day, Company A sent an email to Conexus indicating its interest in acquiring siratose and suggesting next steps.

On May 31, 2018, we entered into a confidentiality agreement with Company A and granted it access to the relevant portions of the Data Room. The confidentiality agreement included a standstill provision that did not have a fall-away provision but permitted Company A to privately and confidentially approach our management during the standstill period.

Also on May 31, 2018, representatives of Needham & Company and Company D discussed the status of the process and Company D’s review.

During May 2018, we also received unsolicited inquiries from three other parties who had seen our press release announcing the strategic process, but discussions with each of these parties did not advance and we did not enter into confidentiality agreements with any of these parties.

By the end of May 2018 we had entered into confidentiality agreements with seven parties (six with parties we had originally contacted and one with a party that made an unsolicited inquiry), and 19 of the 24 parties originally contacted in connection with the strategic review process had either declined to participate in, or dropped out of, the strategic review process or had not responded to communications regarding the strategic process.

In June 2018 we received an unsolicited inquiry from a party that expressed interest in acquiring siratose. We entered into a confidentiality agreement with this party, but the party did not submit any proposal and informed us that it would not pursue an acquisition of the asset. The confidentiality agreement included a standstill provision with a fall-away provision and permitted this party to privately and confidentially approach our management during the standstill period.

On June 1, 2018, representatives of Needham & Company and Piper Jaffray had a call to discuss Firmenich’s May 18 proposal and the status of its due diligence efforts. The Needham & Company

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representatives communicated that the Firmenich proposal was insufficient to the board and did not value the Senomyx research and development platform, approved products and cost reduction opportunities. The Piper Jaffray representatives followed up with an information request covering highly sensitive intellectual property topics. That day, members of management also had a call with Company A to discuss our cooling ingredient discovery capabilities.

On June 1, 2018, our board had a telephonic meeting, with representatives of senior management and Cooley present, to discuss the status of the strategic review process. Mr. Poyhonen provided a summary of the active participants in the process and the feedback received to date from such participants. He also discussed next steps and the proposed timeline. The board discussed the process in detail and how to maximize value for Senomyx stockholders, including the advantages and disadvantages of selling specific assets versus selling the entire company or remaining a stand-alone company. The board directed management to continue discussions with Firmenich and those parties interested in the purchase of assets with the goal of receiving second round proposals by June 25, 2018.

On June 4, 2018, Needham & Company forwarded our response to Company D’s May 24, 2018 information request.

On June 7, 2018, representatives of management, Needham & Company, Piper Jaffray and Firmenich had a call during which the parties discussed exclusivity and we noted the need to maintain a level playing field in the process by not granting exclusivity. The parties reviewed Senomyx’s responses to Firmenich’s information request and Senomyx management expressed reluctance to disclose sensitive intellectual property information unless Firmenich improved its proposal. Representatives of Needham & Company emphasized that the second round proposals were due on June 25, 2018.

Also on June 7, 2018, we held a telephonic management presentation for Company F.

On June 11, 2018, Needham & Company sent second round bid process letters to Firmenich, Company B, Company C and Company D. On June 12, 2018, Needham & Company sent a second round bid process letter to Company F. Second round bid process letters were not sent to any other parties, including Company A, because we were not sufficiently advanced in the process with such other parties.

On June 13, 2018, Company D submitted an additional information request focusing on technical matters with respect to siratose. Needham & Company forwarded our response to this request on June 15, 2018. Also on June 13, 2018, Company C communicated two informal nonbinding proposals to Senomyx, the first was a $15 million bid to acquire all of Senomyx’s assets, other than siratose and our cooling program platform, and the second was a $2 million bid to acquire all of our bitter blocker products, commercialized and already developed, and the intellectual property associated with our umami assets for regions not subject to an existing collaborator’s exclusive rights, as well as any pipeline products that have come from the screening process.

On June 14, 2018, representatives of Company C, Needham & Company and Conexus had a call to discuss the proposal and clarify the details of Company C’s proposal.

On June 15, 2018, our board had a telephonic meeting, with representatives of senior management and Cooley present, to discuss the status of the strategic review process. Mr. Poyhonen provided an update on the process, including a summary of parties originally contacted and involved in the process, parties remaining in the process, parties recently leaving the process, timeline and related matters. Mr. Poyhonen provided a detailed review of currently active parties, a summary of recent communications and diligence efforts with the same, proposals received to date, and related matters. The board directed management to continue discussions with Firmenich to solicit an improved bid, and the parties interested in the purchase of assets, including from Company D for siratose and Company B for FS22 and UM80 with the goal of receiving second round proposals by June 25, 2018.

On June 19, 2018, we uploaded a draft form of merger agreement, which included a proposed termination fee equal to 2.5% of the aggregate transaction value, and a draft asset purchase agreement to the Data Room.

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On June 22, 2018, our board had a telephonic meeting, with representatives of senior management and Cooley present, during which Mr. Poyhonen provided an update on the process, including a summary of parties originally contacted and involved in the process, parties remaining in the process, recent posting of draft transaction documents in the Data Room, timeline and next steps. Mr. Poyhonen then provided a detailed review of currently active parties, an updated summary of recent communications and diligence efforts with the same, key process milestones in the following week, and related matters. The board directed management to continue discussions with Firmenich to solicit an improved bid, and the parties interested in the purchase of assets, including from Company D for siratose and Company B for FS22 and UM80, with the goal of receiving second round proposals by June 25, 2018.

Also on June 22, 2018, Company D informed Needham & Company by email that it was continuing to explore the opportunity and was formulating a valuation for the relevant assets.

On June 25, 2018, the date that Senomyx had established as the second round bid deadline, Firmenich delivered a second round nonbinding proposal to acquire us for $1.45 per Share in cash. The proposal also requested a 20-day exclusivity period. The closing price per Share on this date was $1.18. The valuation of $1.45 per Share represented a 25% premium to the $1.16 closing price per Share on March 8, 2018, the last trading day before we publicly announced we had engaged financial advisors to pursue a range of strategic alternatives; a 41% premium to the closing price of $1.03 per Share on March 19, 2018, the last trading day before we publicly announced we had engaged Needham & Company and Conexus to pursue a range of strategic alternatives; and a 20% premium to the $1.21 per Share closing price on June 22, 2018. The proposal was accompanied by a detailed issues list summarizing the key issues in the draft merger agreement.

On that same day, Company B communicated to us that it had no further interest in acquiring Senomyx or any of Senomyx’s assets. Company D did not submit a proposal on the second round bid deadline. No party provided any comments on the draft asset purchase agreement.

On June 26, 2018, representatives of Needham & Company, Conexus and Firmenich met at Needham & Company’s offices to discuss Firmenich’s second round proposal. Firmenich reaffirmed its proposal, its request for exclusivity and its need to fully assess Senomyx’s sensitive intellectual property to complete its due diligence. That same day, Conexus forwarded Senomyx’s response to Company A’s prior information request.

On June 28, 2018, Company A communicated to Conexus that it would not continue in the process.

On June 29, 2018, our board had a telephonic meeting, with representatives of senior management, Cooley, Needham & Company and Conexus present, during which Mr. Poyhonen and representatives of Needham and Conexus provided an update regarding the strategic review process, including a summary of parties that withdrew from the process since the board’s last meeting and status of discussions with parties remaining in the process. A representative of Needham & Company also presented Needham & Company’s preliminary financial analyses in connection with assessing the $1.45 per Share offer received from Firmenich. Mr. Poyhonen then provided a detailed review of currently active parties and indicated that Firmenich and Company C had submitted proposals, Company D had not submitted a proposal and Company B had declined to continue in the process. The board discussed potential alternatives, including, termination of the process, divestiture of minor assets, divestiture of siratose assets, for which no proposal had been made, and the sale of the entire company. The board discussed strategies for responding to Firmenich, including potential contingent value rights tied to specified development and sales milestones. The board authorized Needham & Company to communicate a counterproposal of $1.60 per Share plus the issuance of contingent value rights tied to specified development and sales milestones with a value of up to $0.70 per Share assuming each of the proposed milestones was achieved.

On July 3, 2018, based on guidance from our board, representatives of Needham & Company contacted Firmenich to deliver feedback on its proposal, along with the counterproposal of $1.60 per Share plus the issuance of contingent value rights tied to specified development and sales milestones with a value of up to $0.70 per Share, assuming each of the proposed milestones was achieved, and indicating that the contingent value rights had been included to reflect the potential long-term value and uncertainty associated with the siratose and

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API bitter blocker programs. Needham & Company indicated that Senomyx would not agree to exclusivity and that it needed to receive a full mark-up of the merger agreement as a prerequisite to proceeding with the next stage of due diligence.

On July 10, 2018, representatives of Firmenich, Senomyx, Duane Morris LLP (“Duane Morris”), counsel to Firmenich, and Cooley discussed the Firmenich merger agreement comments telephonically.

On July 11, 2018, Firmenich sent a letter to Needham & Company reaffirming its prior offer price of $1.45 per Share and indicating that it may be open to the possibility of issuing contingent value rights, subject to receiving sufficient data in the next phase of diligence. The letter also requested Senomyx to enter into a 20-day exclusivity period. The closing price per Share on this date was $1.21.

On July 12, 2018, representatives of Company D orally delivered to Needham & Company an informal nonbinding indication of interest to acquire the intellectual property related to siratose for a price range of $3 million to $5 million, subject to internal due diligence.

On July 13, 2018, our board had a telephonic meeting, with representatives of senior management, Cooley, Needham & Company and Conexus present, during which Mr. Poyhonen provided an update on the process, including the July 11, 2018 proposal from Firmenich and the oral feedback received from Company D on July 12, 2018. The board also discussed our long-range plan, including whether the plan was appropriately adjusted for the probability of achieving management’s forecasts with respect to certain of our products, including the fact that our API bitter blocker and siratose products are not yet commercialized and are not projected to generate revenue until 2020 or 2021, and the risks and dilution associated with raising additional capital in an equity financing to fund operations until such time. Following discussion, the board directed management to review the long-range plan and, at the next board meeting, to present management’s recommendations with respect to potential adjustments to the long-range plan.

From July 11 to July 16, 2018, Firmenich reached out to us a number of times to discuss their proposal.

On July 16, 2018, at the request of our board, Needham & Company delivered a letter to Firmenich in response to its July 11 proposal, citing deficiencies in the proposal, including that the upfront payment remained at $1.45 per Share and that Firmenich had not committed to the issuance of contingent value rights. The letter reiterated the previously communicated position that Senomyx would not provide a sample of siratose or agree to exclusivity without agreement on valuation and receipt of a full mark-up of the merger agreement.

On July 17, 2018, representatives of Firmenich and Piper Jaffray called Needham & Company to reaffirm the cash component of their July 11 proposal and to inform us that Firmenich could consider a contingent value rights component.

On July 20, 2018, our board had a telephonic meeting, with representatives of senior management, Cooley, Needham & Company and Conexus present, during which representatives of Needham & Company and members of management provided an update on the process, including recent communications with and feedback from Firmenich, our financial advisors’ assessment of Firmenich’s position, the lack of any other meaningful offers and potential next steps. The representative of Needham & Company presented Needham & Company’s preliminary financial analyses in connection with assessing the most recent offer received from Firmenich. Senior management presented and the board reviewed the risk adjustments to the long-range plan to account for the probability of achieving management’s forecasts with respect to our API bitter blocker and siratose products. These risk adjustments assumed a 60% likelihood of achieving siratose revenue and a 80% likelihood of achieving API bitter blocker revenue, to reflect the risks relating to development and manufacturing of siratose (including building a commercial infrastructure and successfully commercializing such product) and risks relating to commercial success of the API bitter blocker program. The board also discussed the need for Senomyx to pursue an equity financing if it remained a stand-alone company, and the risks and dilution associated with that process. The board directed management to provide both unadjusted and adjusted long range

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plans to Needham & Company, and directed Needham & Company to use both such long range plans in connection with the rendering of its fairness opinion to our board and performing its related financial analyses, as described below under the heading “—Opinion of Needham & Company, LLC” in this Item 4 of this Schedule 14D-9. The board directed management and Senomyx’s financial advisors to continue to pursue an improved proposal from Firmenich.

On July 21, 2018, representatives of Needham & Company contacted Firmenich to provide feedback from Senomyx’s July 20, 2018 board meeting and to communicate that our board needed to see an improved proposal from Firmenich.

On July 26, 2018, representatives of Needham & Company and Firmenich discussed and agreed on a timetable and agenda for in-person due diligence meetings to be held in San Diego. Firmenich submitted an extensive follow up information request and the parties began negotiating a material transfer agreement for a sample of siratose to be provided to Firmenich.

Later on July 26, 2018, Duane Morris sent a revised draft of the merger agreement to Cooley, which reflected, among other things, a proposed $4 million termination fee and the addition of a closing condition with respect to dissenting stockholders.

On August 3, 2018, Firmenich and Senomyx entered into a material transfer agreement with respect to a siratose sample, which was transferred to Firmenich on August 6, 2018.

On August 6 and August 7, 2018, representatives of Firmenich travelled to Senomyx’s San Diego offices for a series of in-depth due diligence sessions.

On August 10, 2018, our board had a telephonic meeting, with representatives from Cooley and Needham & Company attending, to discuss the status of the strategic review process. A representative of Needham & Company provided an update on the various strategic alternatives for Senomyx and reviewed various valuation considerations, including with respect to the unadjusted and adjusted long range plan. Members of senior management provided an update on the diligence meetings with Firmenich. The board reviewed the most significant remaining issues in the merger agreement, including Firmenich’s most recent proposal on the termination fee and inclusion of a closing condition with respect to dissenting stockholder.

On August 11, 2018, Cooley circulated a revised draft of the merger agreement together with a proposed term sheet for contingent value rights to Duane Morris. The merger agreement reflected the removal of the closing condition with respect to dissenting stockholders, a proposed termination fee equal to 3% of equity value, excluding the value of any contingent value rights, and the issuance of contingent value rights.

On August 29, 2018, Cooley and Duane Morris had a conference call to discuss open issues in the merger agreement.

On September 6, 2018, a representative of Firmenich contacted Needham & Company to communicate that its board had authorized a proposal that increased the purchase price to $1.50 per Share, rejected the contingent value rights concept and included a $4 million termination fee. The closing price per Share on this date was $1.12.

Our board held a telephonic meeting on September 7, 2018, with representatives from Cooley, Needham & Company and Conexus attending, to discuss Senomyx’s strategic alternatives and Firmenich’s revised proposal. After discussion of the proposal and perspectives from the financial advisors on whether pushing for a higher price was advisable, the board authorized management to attempt to enhance value and deliver a counterproposal of $1.60 per Share, after receipt of Firmenich’s comments on the merger agreement, which were expected by September 10.

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Later that day, Firmenich delivered a written proposal to Needham & Company that affirmed its prior oral proposal. On September 10, 2018, Duane Morris delivered a revised draft of the merger agreement to Cooley that was consistent with the September 6, 2018 Firmenich proposal.

On September 11, 2018, a representative of Needham & Company contacted Firmenich to express Senomyx’s disappointment that Firmenich’s proposal did not include any contingent value rights and communicate a counterproposal of $1.60 per Share.

During the course of September 12, 2018, there was a series of calls among representatives of Firmenich, Piper Jaffray and Needham & Company to discuss Senomyx’s most recent proposal. Firmenich declined to raise the per Share price from $1.50, but agreed to reduce the termination fee to $3 million and to proceed on an expedited timeline to announce the transaction prior to market open on September 17, 2018. Cooley distributed a revised draft of the merger agreement and draft disclosure schedules. Duane Morris distributed a draft of the tender and support agreement.

On September 13, 2018, our board held an in-person meeting, with our senior management and representatives of Cooley and Needham & Company present, and Conexus also attending telephonically. At the meeting Cooley reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, the status of the parties’ analysis of the requisite regulatory approvals, treatment of options, the non-solicitation clause and fiduciary duty exceptions that would permit Senomyx to negotiate and accept an unsolicited superior offer, subject to compliance with Firmenich’s match rights, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Following this meeting, at the direction of our board, representatives of Needham & Company contacted Firmenich to communicate that Senomyx’s board was inclined to accept Firmenich’s latest proposal, on the condition that all reasonable efforts be made to sign a definitive agreement prior to the market opening on September 17, 2018. Also on September 13, 2018, Cooley sent a revised draft of certain of the disclosure schedule sections.

On September 14, 2018, Duane Morris distributed a revised draft of the merger agreement and comments on the Senomyx disclosure schedules. Cooley circulated comments on the draft tender and support agreement.

On September 15, 2018, Cooley distributed revised drafts of the merger agreement, tender and support agreement and disclosure schedules.

During the day on September 16, 2018, Cooley and Duane Morris exchanged drafts and had a series of phone calls to finalize the merger agreement. Cooley also circulated a revised draft of certain disclosure schedules.

In the evening of September 16, 2018, our board held a telephonic meeting, with our senior management and representatives of Cooley, Conexus and Needham & Company also attending. Mr. Poyhonen updated the board on recent developments, including the resolution of the antitrust analysis with respect to the Transaction and the expected timing of execution of the merger agreement and public announcement of the Transaction. At this meeting, representatives Needham & Company reviewed Needham & Company’s financial analyses of the $1.50 per Share cash consideration pursuant to the Transaction and delivered Needham & Company’s oral opinion to our board, which was confirmed by delivery of a written opinion dated September 16, 2018, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the written opinion, the $1.50 per Share cash consideration to be received by the holders of Shares (other than Senomyx, Firmenich or any wholly-owned subsidiary of Firmenich and other than Shares held by a holder who is entitled to demand and properly exercised and perfected its demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL) was fair, from a financial point of view, to such holders. Representatives of Cooley

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reviewed with our board its fiduciary duties in the context of considering the proposed transaction with Firmenich. Cooley also reviewed changes in the proposed terms of the Merger Agreement from those discussed at the September 13, 2018 board meeting.

Following consideration of the Merger Agreement and the Transactions, including consideration of the factors described in “Reasons for the Transaction”, our board unanimously (a) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Senomyx and its stockholders, (b) approved the execution, delivery and performance by Senomyx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of Senomyx accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Later that evening, representatives of Senomyx, Firmenich and Merger Sub executed the definitive Merger Agreement. Concurrent with the execution of the Merger Agreement, each of our directors and named executive officers, beneficial holders of approximately 2.52% of the outstanding Shares in the aggregate, entered into the Support Agreement pursuant to which they agreed to tender such Shares in the Offer to be made pursuant to the Merger Agreement.

Execution of the Merger Agreement was publicly announced early on the morning of September 17, 2018.

(ii) Reasons for Recommendation

On September 16, 2018, our board of directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Senomyx and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Senomyx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Senomyx tender their Shares to Merger Sub pursuant to the Offer, subject to the right of the our board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

Our board of directors consulted with our management and legal and financial advisors in evaluating the Merger Agreement and the Offer and the Merger. Our board of directors also considered the following factors (which are not listed in any relative order of importance) in reaching its conclusion to approve the Merger Agreement and the Transactions:

•	The Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders.

•

The fact that the $1.50 price to be paid for each Share in connection with the Offer and the Merger represents (a) a 29% premium to the closing price of $1.16 per Share on March 8, 2018, the last trading day before we publicly announced that we had engaged a financial advisor to pursue a range of strategic alternatives, (b) a 46% premium to the closing price of $1.03 per Share on March 19, 2018, the last trading day before we publicly announced which financial advisors we had engaged to pursue a range of strategic alternatives, including the potential sale of the company, and (c) a 43% premium to the closing price of $1.05 per Share on September 14, 2018, the last trading day before the Offer and the Merger were approved by our board of directors and publicly announced, and a 39% premium over the prior 30-trading day volume-weighted average price.

•	The liquidity position of Senomyx (i.e., the Company’s ability to generate cash and finance its operations).

•

Senomyx’s potential need to raise additional equity financing in the future and its ability to raise additional financing on terms acceptable to it, including Senomyx’s estimate of needing at least $20 million in equity financing to implement its long-range plan, and the fact that Needham & Company

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noted that, based on its professional judgment and experience, any such financing would likely require a material discount to the then trading price, and based on illustrative net proceeds per Share ranging from $0.50 to $1.05, calculated illustrative implied per Share equity reference ranges resulting from illustrative discounted cash flow analyses of $1.19 to $1.67 in the case using management’s unadjusted long-range plan and $0.85 to $1.18 in the case using management’s risk-adjusted long-range plan.

•

Our board’s belief, after consideration of potential strategic alternatives and discussions with our management, the results of prior market checks and discussions with other industry participants, including through a comprehensive strategic review process during which we publicly announced that we were considering strategic alternatives, reached out to a wide range of potential counterparties, and the board’s own knowledge of our current assets, that the sale of the Shares for the Offer Price is more favorable to the stockholders of Senomyx than the potential value that might have resulted from other strategic options available to Senomyx, including continuing to operate the business as a standalone public company or a sale of certain assets.

•

Our board’s assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business, including, among other things: (a) risks relating to the company’s dependence on collaboration agreements to support research and development funding; (b) Senomyx’s plans to seek a development partner for siratose, one of its product candidates, and incorporation of that assumption into Senomyx’s financial projections; (c) risks relating to the development and manufacturing of siratose with respect to building a commercial infrastructure for and successfully commercializing such product and risks relating to the development and commercial success of the API bitter blocker program; and (c) risks relating to identifying and licensing or acquiring additional marketed products or pipeline assets.

•

Our board’s belief that we negotiated the highest price per Share that Firmenich was willing to pay to acquire the Shares and that the terms of the Merger Agreement include the most favorable terms to us, in the aggregate, to which Firmenich was willing to agree.

•

The opinion, dated September 16, 2018, of Needham & Company, LLC to Senomyx’s board as to the fairness, from a financial point of view and as of such date, of the $1.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Senomyx, Firmenich, or any wholly owned subsidiary of Firmenich and other than Shares held by a holder who is entitled to demand and properly exercised and perfected its demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL (such Shares, “Dissenting Shares”)) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described below under “—Opinion of Needham & Company, LLC.”

•

The Offer is structured as a tender offer, which can be completed, and the Offer Price, subject to any applicable withholding taxes, can thereafter be delivered promptly to our stockholders who tender their Shares for purchase pursuant to the Offer, reducing the period of uncertainty for stockholders and employees during the pendency of the Transactions, with a second step merger, in accordance with Section 251(h) of the DGCL, to be completed promptly after the Offer Acceptance Time, as a result of which each Share (other than Shares (i) held immediately prior to the Effective Time by Senomyx (including any held in Senomyx’s treasury), (ii) held immediately prior to the Effective Time by Firmenich, Merger Sub or any other direct or indirect wholly owned subsidiary of Firmenich, or (iii) that are Dissenting Shares) will be converted into the right to receive the Merger Consideration.

•

The fact that, under certain circumstances, Merger Sub must, at our election, extend the Offer for one or more periods if any Offer condition set forth in the Merger Agreement has not been satisfied or, to the extent permitted by the Merger Agreement, waived.

•

Our board’s belief that the Offer would likely be consummated after taking into account the nature of the conditions to the Offer, including the absence of any financing condition, and our directors’ and

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officers’ execution of the Tender and Support Agreement covering approximately 2.52% of the outstanding Shares, and our board’s belief that the transaction is unlikely to be delayed by any regulatory review.

•	The other terms and conditions of the Merger Agreement, including the following related factors:

•

the conclusion of our board that the termination fee of $3 million, and the circumstances when such termination fee may be payable by Senomyx, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the ability of our board under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to compliance with certain requirements (including the payment of the termination fee), and the related ability for other parties to approach Senomyx if such party is potentially interested in such a transaction, subject in each case to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL.

Our board of directors also considered a variety of risks, uncertainties, restrictions and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

The fact that we would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Senomyx or benefit from the successful execution of our current strategy as a public company.

•

The potential effects of the announcement and pendency of the Merger Agreement and the Offer on our operations, Share price, employees, customers and suppliers, our ability to retain and attract key personnel while the Transactions are pending, and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•

The financial interests of our executive officers and directors and the fact that our executive officers and members of our board may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally.

•	The risk that the Offer may not receive the requisite tenders from the Company’s stockholders and therefore may not be consummated.

•	The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may have lost employees or commercial partners after announcement of the Offer;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•

The $3 million termination fee payable to Firmenich upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from making a competing offer for Senomyx that might be more advantageous to our stockholders.

•	The fact that any gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

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•

The restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in connection with its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Merger Agreement, the Offer and the Merger and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our board of directors also considered the interests of our executive officers and directors as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii) Certain Financial Projections

Senomyx does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

In connection with the annual preparation of our budget and to facilitate planning in connection therewith, our management prepares certain financial projections for our board. We initially provided these financial projections reflecting Senomyx as a standalone company to Needham & Company in April 2018. On July 20, 2018, we updated these financial projections in the ordinary course (the “Unadjusted Long-Range Projections”), and provided them to Needham & Company, who was directed by our board to use them in connection with the rendering of its fairness opinion to our board and performing its related financial analyses, as described below under “—Opinion of Needham & Company, LLC” above. The Unadjusted Long-Range Projections were also made available to the bidders with access to our electronic data room.

The information set forth below is included solely to give Senomyx stockholders access to certain financial projections that were made available to our board and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

The Projections (as defined below) were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that we or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

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The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Senomyx in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In addition to the Unadjusted Long-Range Projections described above, after reviewing the Unadjusted Long-Range Projections at our July 20, 2018 board meeting, our board noted that it had previously taken into account the probability of success of certain of our products in connection with management’s long-range plans, and therefore it would be consistent with such approach for management to adjust the Unadjusted Long-Range Projections to reflect the relative probabilities of success of such products (the “Risk-Adjusted Projections” and together with the Unadjusted Long-Range Projections, the “Projections”). The Risk-Adjusted Projections reflect a 60% probability of achieving management’s forecast for siratose total revenues and an 80% probability of achieving management’s forecast for bitter blocker total revenues, to reflect the risks relating to development and manufacturing of siratose with respect to building a commercial infrastructure for and successfully commercializing such product, and risks relating to commercial success of the bitter blocker program. On July 24, 2018, the Risk-Adjusted Projections were made available to Needham & Company in addition to the Unadjusted Long-Range Projections described above, who was directed by our board to use them, as well as the Unadjusted Long-Range Projections, in connection with performing its related financial analyses and the rendering of its fairness opinion to our board and performing its related financial analysis, as described below under “—Opinion of Needham & Company, LLC.”

The Unadjusted Long-Range Projections estimate total revenue (including development), gross profit from commercial products, cash at period end and net cash flow, which reflects the change in cash balance over the period presented and is used as a proxy for unlevered free cash flows by Needham & Company in its financial analyses as described below under “—Opinion of Needham & Company, LLC—Discounted Cash Flow Analyses.” The Risk-Adjusted Projections estimate gross profit from commercial products, cash at period end and net cash flow, which reflects the change in cash balance over the period presented and is used as a proxy for unlevered free cash flows by Needham & Company in its financial analyses as described below under “—Opinion of Needham & Company, LLC—Discounted Cash Flow Analyses.” The Projections reflect numerous estimates and assumptions made by Senomyx’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Senomyx’s control.

The following is a summary of the Unadjusted Long-Range Projections:

Unadjusted Long-Range Projections

(dollars in millions)

	4 Q’18	2019	2020	2021	2022
Total Revenue (including development)	$3.1	$18.8	$25.1	$42.5	$106.6

Gross Profit from Bitter Blocker	—	—	$2.1	$7.0	$17.5
Gross Profit from Siratose(1)	—	—	—	$4.7	$23.6
Gross Profit from other Commercial Products	$0.7	$4.6	$6.3	$9.1	$9.9

Gross Profit From all Commercial Products	$0.7	$4.6	$8.4	$20.8	$51.0
Cash At Period End	$10.1	$5.4	$2.9	$7.5	$43.1
Net Cash Flow(2)	($2.0)	($4.7)	($2.4)	$4.6	$35.6

(1)	Siratose gross profit excludes an assumed 20% share allocated to a development partner.
(2)	Excludes stock-based compensation as an expense.

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The following is a summary of the Risk-Adjusted Projections:

Risk-Adjusted Projections

(dollars in millions)

	4 Q’18	2019	2020	2021	2022
Gross Profit from Bitter Blocker	—	—	$1.7	$5.6	$14.0
Gross Profit from Siratose(1)	—	—	—	$2.8	$14.2
Gross Profit from other Commercial Products	$0.7	$4.6	$6.3	$9.1	$9.9

Gross Profit From Commercial Products	$0.7	$4.6	$8.0	$17.5	$38.1
Cash At Period End	10.1	5.4	2.5	3.8	26.5
Net Cash Flow(2)	($2.0)	($4.7)	($2.9)	$1.3	$22.7

(1)	Siratose gross profit excludes an assumed 20% share allocated to a development partner.
(2)	Excludes stock-based compensation as an expense.

In addition to the Projections described above, at a meeting on September 14, 2018, our board and management discussed the fact that Senomyx would require additional capital to fund its long-range plans as a standalone company and that the foregoing was not reflected in the Projections. The board therefore directed Needham & Company to perform a sensitivity analysis of the illustrative impact of a hypothetical $20 million equity financing at various prices on the illustrative implied per Share equity values for Senomyx, using each of the Unadjusted Long-Range Projections and Risk-Adjusted Projections. See “—Opinion of Needham & Company, LLC—Discounted Cash Flow Analyses” below.

(iv) Opinion of Needham & Company, LLC

Senomyx retained Needham & Company to act as one of Senomyx’s financial advisors in connection with the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Senomyx, Firmenich or any wholly owned subsidiary of Firmenich and other than holders of Common Stock that validly exercise appraisal rights under Delaware law (collectively referred to in this “—Opinion of Needham & Company, LLC” section as the “Excluded Shares”)) of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On September 16, 2018, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Senomyx board of directors that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of $1.50 per Share in cash (referred to in this “—Opinion of Needham & Company, LLC” section as the “Merger Consideration”) to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Senomyx board of directors in connection with and for the purpose of the Senomyx board of directors’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Merger Consideration, which was determined through arm’s-length negotiations between Senomyx and Firmenich. While Needham & Company provided independent financial advice to the Senomyx board of directors during the course of the negotiations between Senomyx and Firmenich, the decision to approve and recommend the Offer and the Merger was made independently by the Senomyx board of directors. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any Senomyx stockholder as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

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The complete text of Needham & Company’s opinion, dated September 16, 2018, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated September 16, 2018;

•	reviewed certain publicly available information concerning Senomyx and certain other relevant financial and operating data of Senomyx furnished to Needham & Company by Senomyx;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of Senomyx concerning the current operations of and future business prospects for Senomyx;

•	reviewed certain financial forecasts with respect to Senomyx prepared by the management of Senomyx and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for Senomyx;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In addition, Needham & Company held discussions with the Senomyx board of directors and members of Senomyx’s management concerning Senomyx’s views as to (collectively “Certain Standalone Considerations”):

•	the liquidity position of Senomyx;

•	Senomyx’s plans to seek a development partner for Siratose, one of its product candidates, and incorporation of that assumption into Senomyx’s financial forecasts; and

•	Senomyx’s potential needs to raise additional equity financing in the future and its ability to raise additional financing on terms acceptable to it.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Senomyx. Needham & Company assumed that the financial forecasts for Senomyx provided to Needham & Company by management of Senomyx were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Senomyx. Needham & Company also assumed, based on discussions with Senomyx management, that the research analyst projections for Senomyx represent reasonable estimates of the future financial performance of Senomyx. Needham & Company expressed no opinion with respect to any of such forecasts, estimates or projections or the assumptions on which they were based.

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Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Senomyx, Firmenich or any of their respective subsidiaries, nor did Needham & Company evaluate the solvency or fair value of Senomyx, Firmenich or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Senomyx, or as to Senomyx’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to Senomyx. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

Senomyx imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to September 15, 2018, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data and ratios for Senomyx to the corresponding data and ratios of two sets of publicly traded companies, which are referred to as the “selected flavor & fragrance and ingredient companies” and “selected synthetic biology companies,” that Needham & Company deemed relevant because they have lines of business that may be considered similar to certain lines of business of Senomyx. The selected flavor & fragrance and ingredient companies and selected synthetic biology companies, which are collectively referred to as the “selected companies,” consisted of the following:

Selected flavor & fragrance and ingredient companies

Balchem Corporation

Robertet SA

Sensient Technologies Corporation

T. Hasegawa Co., Ltd.

Selected synthetic biology companies

Amyris, Inc.

Biotechnology Research And Information Network AG

Codexis, Inc.

Evolva Holding SA

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The following table sets forth information concerning the following multiples for the selected companies and for Senomyx:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year, or CY, 2018 revenues; and

•	enterprise value as a multiple of projected CY 2019 revenues.

Needham & Company calculated multiples for the selected companies using consensus research analyst projections and based on the closing stock prices of those companies on September 14, 2018. Needham & Company calculated multiples for Senomyx based on the Merger Consideration in two cases, one using Senomyx management forecasts and the other using consensus research analyst projections, in each case for projected CY 2018 and 2019 revenues. Projected CY 2018 and CY 2019 revenues were the same under management’s unadjusted long range plan and management’s risk-adjusted long range plan. Needham & Company noted that the selected flavor & fragrance and ingredient companies had significantly larger enterprise values and LTM earnings before interest, taxes, depreciation and amortization, or EBITDA, than Senomyx, with a median enterprise value of over $2.6 billion and median LTM EBITDA of $122.2 million, as compared with Senomyx’s enterprise value implied by the Merger Consideration of $62.8 million and LTM EBITDA of -$10.1 million, and that the selected synthetic biology companies had larger enterprise values but larger negative LTM EBITDA than Senomyx, with a median enterprise value of $484.1 million and median LTM EBITDA of -$18.2 million. For purposes of its calculations, Needham & Company excluded from Senomyx’s LTM revenue the $10.0 million payment associated with the expansion of Senomyx’s Cool program collaboration with Firmenich SA in November 2017 as that was a non-recurring item.

Enterprise Value to Revenues
	LTM	CY2018E	CY2019E
Selected Flavor & Fragrance and Ingredient Companies
Mean	3.4x	3.6x	3.5x
Median	2.8x	2.7x	2.6x

Selected Synthetic Biology Companies
Mean	22.1x	18.8x	10.6x
Median	22.1x	18.8x	10.6x

Senomyx Implied by the Merger
Management Forecasts	3.8x	4.7x	3.3x
Research Analyst Consensus	3.8x	5.1x	4.7x

Selected Transactions Analysis. Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent the transactions with reported enterprise values between $20 million and $250 million that have occurred since January 1, 2014 and involve

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flavor and fragrances, food ingredient and synthetic biology companies. Needham & Company noted that, in most cases, data regarding the transactions were from press releases and could not be fully verified.

Acquirer	Target
Frutarom Ltd.	Bremil Indústria Ltda.
Frutarom Ltd.	Israel Biotechnology Research Ltd.
Frutarom Ltd.	Enzymotec Ltd.
Frutarom Ltd.	Flavours and Essences (UK) Ltd.
Frutarom Ltd.	René Laurent SAS
Chr. Hansen Holding A/S	Valio OY, LGG business
Frutarom Ltd.	Grupo Piasa S.A. de C.V.
Frutarom Ltd.	Redbrook Ingredient Services Limited
Probi AB	TNT Gamble, Inc. (Neutraceutix)
Frutarom Ltd.	AMCO Sp. z o.o.
Frutarom Ltd.	Taura Natural Ingredients Holding Ltd.
Frutarom Ltd.	Investissements BSA Inc.
Frutarom Ltd.	Montana SA, flavors and natural food colors division

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for Senomyx as implied by the Offer and the Merger, enterprise value as a multiple of LTM revenues.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiple implied by the Offer and the Merger. Needham & Company calculated the multiple for Senomyx based on the Merger Consideration. For purposes of its calculation, Needham & Company excluded from Senomyx’s LTM revenue the $10.0 million payment associated with the expansion of Senomyx’s Cool program collaboration with Firmenich SA in November 2017 as that was a non-recurring item.

Enterprise Value to LTM Revenues
Selected Transactions
Mean	2.3x
Median	1.6x
Senomyx Implied by the Merger	3.8x

Discounted Cash Flow Analyses. Needham & Company performed illustrative discounted cash flow analyses based on management’s forecasts to determine indicators of illustrative implied equity values for Senomyx and illustrative implied equity values per Share in two cases, one case based on management’s Unadjusted Long-Range Projections and the other case based on management’s Risk-Adjusted Projections. The Unadjusted Long-Range Projections and Risk-Adjusted Projections are described above under “—Certain Financial Projections” above and are referred to collectively as the “Projections.” For each case, Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Senomyx for the projected fourth quarter of calendar year 2018 and calendar years 2019 through 2022 using discount rates ranging from 22.5% to 27.5%. Needham & Company used changes in Senomyx’s cash balances projected by the Projections as a proxy for unlevered free cash flows. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Senomyx, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2022 in each case by applying perpetual growth rates ranging from 3.0% to 5.0%. The range of perpetual growth rates was estimated by Needham & Company utilizing its professional judgment and experience. In each case, these illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 22.5% to 27.5%, as described above. Needham & Company then added the ranges of the implied present values of Senomyx’s unlevered free cash flows for the projected periods to the ranges of implied present values of Senomyx’s terminal enterprise values to

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derive ranges of implied present enterprise values of Senomyx. Needham & Company then added Senomyx’s cash and subtracted Senomyx’s debt, in each case as projected as of September 30, 2018, to arrive at the ranges of illustrative implied present equity values. These analyses indicated illustrative implied per Share equity reference ranges for Senomyx of $1.50 to $2.30 in the case using the Unadjusted Long-Range Projections and $0.97 to $1.48 in the case using the Risk-Adjusted Projections.

For purposes of the discounted cash flow analyses, Needham & Company noted Certain Standalone Considerations, including that Senomyx would require additional capital to fund its operations as contemplated by its long range plans as a standalone company and that this fact was not reflected in the Projections. Needham & Company performed a sensitivity analysis of the illustrative impact of a hypothetical $20.0 million equity financing at various prices on the illustrative implied per Share equity values for Senomyx as described in the preceding paragraph, using a discount rate of 25.0% and the same perpetual growth rate range of 3.0 to 5.0% used in the discounted cash flow analyses described above. Needham & Company noted that, based on its professional judgment and experience, any such financing would likely require a material discount to the then trading price, and based on illustrative net proceeds per Share ranging from $0.50 to $1.05, calculated illustrative implied per Share equity reference ranges of $1.19 to $1.67 in the case using the Unadjusted Long-Range Projections and $0.85 to $1.18 in the case using the Risk-Adjusted Projections.

No company, transaction or business used in “—Selected Companies Analysis” or “—Selected Transactions Analysis” above as a comparison is identical to Senomyx or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors that it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Senomyx or Firmenich. Any estimates contained in or underlying these analyses, including estimates of Senomyx’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the members of the Senomyx board of directors in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Senomyx board of directors or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in

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connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Senomyx board of directors as Senomyx’s financial advisor in connection with the Offer and the Merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Senomyx and its industry generally. Aside from its current engagement with respect to the Offer and the Merger, Needham & Company has not in the past two years provided investment banking or financial advisory services to Senomyx for which Needham & Company has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Firmenich or Merger Sub for which Needham & Company has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to Senomyx, Firmenich or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Senomyx for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

(v) Intent to Tender

As of September 24, 2018, our directors and executive officers, as a group, beneficially owned 1,238,234 Shares (excluding shares of capital stock of Senomyx issuable upon the exercise of Stock Options), representing approximately 2.52% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and executive officers of Senomyx have entered into a Tender and Support Agreement, as further described in “Item  3. Past Contacts, Transactions, Negotiations and Agreements” above.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Needham & Company’s engagement letter with Senomyx, Senomyx retained Needham & Company as one of Senomyx’s financial advisors in connection with the Offer and the Merger and to render Needham & Company’s opinion to the Senomyx board of directors referred to in “Item 4. The Solicitation or Recommendation” above. Needham & Company’s opinion to the Senomyx board of directors does not constitute a recommendation to any stockholder of Senomyx as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Senomyx has paid or agreed to pay Needham & Company a retainer fee of $100,000 and a nonrefundable fee of $200,000 that became payable upon Needham & Company’s delivery of its opinion on September 16, 2018. If the Offer or the Merger is consummated, Senomyx has agreed to pay Needham & Company an additional fee of approximately $1.2 million. Whether or not the Offer or the Merger is consummated, Senomyx has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Pursuant to an engagement letter with Conexus, Senomyx retained Conexus as Senomyx’s financial advisor in connection with the Offer and the Merger. Senomyx has paid or agreed to pay Conexus a retainer fee of $50,000. If the Offer or the Merger is consummated, Senomyx has agreed to pay Conexus an additional fee of 0.5% of the total consideration paid to Senomyx, less the amount of retainer fee. Whether or not the Offer or the Merger is consummated, Senomyx has agreed to reimburse Conexus for certain of its reasonable and documented out-of-pocket expenses and to indemnify Conexus against various liabilities, including certain liabilities under the federal securities laws.

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Neither Senomyx nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Senomyx on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the following purchases pursuant to our ESPP on the August 31, 2018 purchase date thereunder, in each case at a purchase price of $0.51 per Share:

•	46,173 Shares by Dave Humphrey;

•	6,169 Shares by Catherine C. Lee;

•	25,772 Shares by John Poyhonen; and

•	26,082 Shares by Sharon Wicker.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Senomyx, any subsidiary of Senomyx or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Senomyx or any subsidiary of Senomyx, (ii) any purchase, sale or transfer of a material amount of assets of Senomyx or any subsidiary of Senomyx, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Senomyx.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Senomyx receives an unsolicited acquisition proposal. The information set forth in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this “Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Senomyx and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On September 16, 2018, our board of directors unanimously (a) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Senomyx

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and its stockholders, (b) approved the execution, delivery and performance by Senomyx of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of Senomyx accept the Offer and tender their shares to Merger Sub pursuant to the Offer and.

If Merger Sub acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Firmenich or any of its wholly owned subsidiaries (including Merger Sub), represent at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our board of directors has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Senomyx who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Senomyx will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall

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notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Senomyx at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Senomyx of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Senomyx, Inc., 4767 Nexus Centre Drive, San Diego, California 92121. Attention: Catherine C. Lee, Corporate Secretary. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Senomyx is under no obligation to and has no present intention to file a petition and holders should not assume that Senomyx will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

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Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

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Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements do not apply to the acquisition of Shares in the Offer and the Merger described herein. Firmenich has also determined that no filing is required under any foreign competition laws.

Even though the Merger will not require any antitrust or competition filings, the U.S. federal antitrust agencies, foreign competition enforcers, U.S. state attorneys general, or private persons may still bring legal action under the antitrust laws seeking to enjoin the transaction, seeking conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will

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be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger Firmenich may not be obligated to consummate the Offer or Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 regarding Senomyx may contain forward-looking statements, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the strategic and other potential benefits of the transaction. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the Transactions will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Senomyx’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Senomyx and/or others relating to the Transactions; Senomyx’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Senomyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Firmenich. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Senomyx with the SEC by contacting Investor Relations at 4767 Nexus Centre Drive, San Diego, California 92121, phone (858) 646-8300 or by email at investor.relations@senomyx.com, or through Senomyx’s investor relations page at www.senomyx.com. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this Schedule 14D-9 are based on information known to Senomyx on the date hereof. Senomyx does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated October 4, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Firmenich Incorporated and Sentry Merger Sub, Inc., filed October 4, 2018 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint Press Release issued by Firmenich and Senomyx, Inc., dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Current Report on Form 8-K (No. 000-50791) filed September 17, 2018).

(a)(4)	Summary Advertisement as published in The New York Times on October 4, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)	Form of letter sent to Senomyx employees, first sent on September 17, 2018 (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C (No. 005-79930) filed September 17, 2018).

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Exhibit No.	Description

(a)(6)	Senomyx employee FAQs, first used on September 17, 2018 (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C (No. 005-79930) filed September 17, 2018).

(a)(7)	Opinion of Needham & Company, LLC, dated September 16, 2018 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 16, 2018, among Senomyx, Inc., Firmenich Incorporated and Sentry Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Senomyx, Inc.’s Current Report on Form 8-K (No. 000-50791) filed September 17, 2018).

(e)(2)	Form of Tender and Support Agreement, dated as of September 16, 2018, among Firmenich Incorporated, Sentry Merger Sub, Inc. and named executive officers and directors of Senomyx, Inc. (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Current Report on Form 8-K (No. 000-50791) filed September 17, 2018).

(e)(3)	Definitive Proxy Statement of Senomyx, Inc. on Schedule 14A (incorporated by reference to Senomyx, Inc.’s Form DEF 14A filed April 9, 2018).

(e)(4)	1999 Equity Incentive Plan, and Form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.17 to Senomyx, Inc.’s Registration Statement on Form S-1/A (No. 333-113998) filed June 9, 2004).

(e)(5)	Amended and Restated 2004 Equity Incentive Plan, and Form of Employee and Consultant Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to Senomyx, Inc.’s Registration Statement on Form S-1/A (No. 333-113998) filed June 9, 2004).

(e)(6)	Form of Non-Employee Director Stock Option Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Senomyx, Inc.’s Current Report on Form 8-K (No. 000-50791) filed September 25, 2009).

(e)(7)	2013 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Form S-8 (No. 333-193306) filed January 10, 2014).

(e)(8)	Form of Employee Stock Option Agreement under the 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 000-50791) for the year ended December 31, 2013).

(e)(9)	Form of Non-Employee Director Stock Option Agreement under the 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 000-50791) for the year ended December 31, 2013).

(e)(10)	2004 Employee Stock Purchase Plan and Form of Offering Document thereunder (incorporated by reference to Exhibit 10.4 to Senomyx, Inc.’s Registration Statement on Form S-1/A (No. 333-113998) filed June 9, 2004).

(e)(11)	Amendment No. 1 to Senomyx, Inc. 2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Senomyx, Inc.’s Quarterly Report on Form 10-Q (No. 000-50791) filed June 30, 2013).

(e)(12)	Senomyx, Inc. 2018 Executive Bonus Plan (incorporated by reference to Exhibit 99.1 to Senomyx, Inc.’s Current Report on Form 8-K (No. 00-50791) filed February 16, 2018.

(e)(13)	Non-Employee Director Compensation Policy, effective January 1, 2015 (incorporated by reference to Exhibit 10.35 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2015).

(e)(14)	Letter agreement, dated September 20, 2013, between Senomyx, Inc. and Kent Snyder (incorporated by reference to Exhibit 10.1 to Senomyx, Inc.’s Quarterly Report on Form 10-Q (No. 000-50791) filed November 12, 2013).

(e)(15)	Letter agreement, dated September 20, 2013, between Senomyx, Inc. and John Poyhonen, (incorporated by reference to Exhibit 10.2 to Senomyx, Inc.’s Quarterly Report on Form 10-Q (No. 000-50791) filed November 12, 2013).

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Exhibit No.	Description

(e)(16)	Second Amendment to Amended and Restated Change in Control Agreement, dated September 20, 2013, between Senomyx, Inc. and John Poyhonen (incorporated by reference to Exhibit 10.3 to Senomyx, Inc.’s Quarterly Report on Form 10-Q (No. 000-50791) filed November 12, 2013).

(e)(17)	Employment letter agreement, dated March 14, 2006, between Senomyx, Inc. and Sharon Wicker (incorporated by reference to Exhibit 10.40 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2006).

(e)(18)	First Amendment to Employment Agreement, dated March 14, 2006, as amended effective December 31, 2008, between Senomyx, Inc. and Sharon Wicker (incorporated by reference to Exhibit 10.3 to Senomyx, Inc.’s Current Report on Form 8-K (No. 000-50791) filed December 23, 2008).

(e)(19)	Employment letter agreement, dated May 9, 2014, between Senomyx, Inc. and Catherine C. Lee (incorporated by reference to Exhibit 10.21 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 001-33609) for the year ended December 31, 2016).

(e)(20)	First Amendment to Employment Agreement, dated May 9, 2014, as amended February 19, 2016, between Senomyx, Inc. and Catherine C. Lee (incorporated by reference to Exhibit 10.22 to Senomyx, Inc.’s Annual Report on Form 10-K (No. 000-50791) for the year ended December 31, 2015).

(e)(21)	Third Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and John Poyhonen.

(e)(22)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Sharon Wicker.

(e)(23)	Second Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Catherine C. Lee.

(e)(24)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Dave Humphrey.

(e)(25)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Susie Melody.

(e)(26)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Lorenzo Pena.

(e)(27)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Guy Servant.

(e)(28)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Andrew Patron.

(e)(29)	First Amendment to Amended and Restated Change in Control Agreement, dated September 4, 2018, between Senomyx, Inc. and Kenneth Simone.

(e)(30)	Letter Agreement, dated June 9, 2017, between Senomyx, Inc. and Antony Rogers.

(e)(31)	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 to Senoymx, Inc.’s Registration Statement on Form S-1/A (No. 333.113998) filed June 9, 2004).

(e)(32)	Confidentiality Agreement, dated April 13, 2018 between Senomyx, Inc. and Firmenich SA.

(e)(33)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated April 9, 2013 between Senomyx, Inc. and Firmenich SA (incorporated by reference to Exhibit 10.1 to Senomyx, Inc.’s Quarterly Report on Form 10-Q (No. 000-50791) filed August 1, 2013).

(e)(34)	Amended and Restated Collaborative Research, Development, Commercialization and License Agreement, dated February 7, 2018 between Senomyx, Inc. and Firmenich SA (incorporated by reference to Exhibit 10.31 to Senomyx, Inc.’s Annual Report on Form 10-K/A (No. 000-50791) for the year ended December 31, 2017).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENOMYX, INC.

By:	/s/ John Poyhonen
Name:	John Poyhonen
Title:	President, Chief Executive Officer and Director

Dated: October 4, 2018

Annex I—Opinion, dated September 16, 2018, of Needham & Company, LLC.

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

OPINION OF NEEDHAM & COMPANY, LLC

Needham & Company, LLC 250 Park Avenue, New York, NY 10177                      (212) 371-8300

September 16, 2018

Board of Directors

Senomyx, Inc.

4767 Nexus Center Drive

San Diego, CA 92121

Ladies and Gentlemen:

We understand that Firmenich Incorporated (“Parent”), Senomyx, Inc. (the “Company”), and Sentry Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company (“Company Common Stock”) at a price of $1.50 per share in cash, without interest. We also understand that, pursuant to the Merger Agreement, following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares held by the Company, Parent or any wholly owned subsidiary of Parent (“Cancelled Shares”) and other than Dissenting Shares (as defined in the Merger Agreement and, collectively with Cancelled Shares, “Excluded Shares”), will be converted into the right to receive $1.50 per share in cash, without interest (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated September 16, 2018; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate. In addition, we have held discussions with you and members of the Company’s management concerning the Company’s views as to the liquidity position of the Company, the Company’s plans to seek a development partner for one of its product candidates and incorporation of that assumption into the Company’s

Board of Directors

Senomyx, Inc.

September 16, 2018

Needham & Company, LLC

financial forecasts, and the Company’s potential needs to raise additional equity financing in the future and its ability to raise additional financing on terms acceptable to it.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated September 16, 2018 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts, plans or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company as financial advisor and to render this opinion, and have received a retainer fee and will receive additional fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. In the past two years, we have not provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to

Board of Directors

Senomyx, Inc.

September 16, 2018

Needham & Company, LLC

receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than holders of Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC
NEEDHAM & COMPANY, LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.